NEWS

Sequans Communications Announces Preliminary
Fourth Quarter 2019 and Full Year 2019 Financial Results

PARIS - February 11, 2020 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced preliminary financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter and Fiscal Year 2019 Highlights:
Revenue: Revenue was $9.2 million, an increase of 25.2% compared to the third quarter of 2019 and an increase of 50.9% compared to the fourth quarter of 2018. Higher other revenue reflects license and service revenue from new strategic deals closed during the fourth quarter. Full-year revenue for 2019 was $30.9 million, a decrease of 23.3% compared to $40.3 million for 2018 caused mainly by a delay in the ramp of the IoT market and issues encountered in the Cat1 business.

Gross margin: Gross margin was 47.0% compared to 37.8% in the third quarter of 2019, and compared to 43.3% in the fourth quarter of 2018. Full-year gross margin increased from 39.5% in 2018 to 40.1% in 2019.

Operating loss: Operating loss was $5.6 million compared to $7.5 million in the third quarter of 2019 and $9.3 million in the fourth quarter of 2018. Full year operating loss for 2019 was $28.0 million compared to $31.5 million for 2018.

Net loss: Net loss was $8.5 million, or ($0.36) per diluted ADS, compared to $8.8 million, or ($0.37) per ADS, in the third quarter of 2019 and $9.9 million, or ($0.42) per ADS, in the fourth quarter of 2018. Full year net loss for 2019 was $36.1 million, or ($1.52) per ADS, compared to $36.2 million, or ($1.55) per ADS, for 2018.

Non-IFRS Net loss: Excluding the non-cash stock-based compensation, the non-cash impact of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $7.2 million, or ($0.30) per ADS, compared to $7.5 million, or ($0.32) per ADS in the third quarter of 2019, and $9.1 million, or ($0.39) per ADS, in the fourth quarter of 2018. Full year non-IFRS net loss for 2019 was $30.9 million, or ($1.30) per ADS, compared to $32.3 million, or ($1.38) per ADS in 2018.

Cash: Cash and cash equivalents at December 31, 2019 totaled $14.1 million compared to $6.3 million at September 30, 2019.

"2019 was a year of both frustrating delays and gratifying strategic accomplishments,” said Georges Karam, Sequans CEO. “Now, we are entering 2020 with strong momentum on several fronts: the ramp in Cat M is picking up, with more Monarch-powered devices entering mass production; the inventory issue with one Cat 1 customer is expected to be fully resolved in Q1; and the broadband business is beginning to recover. Meanwhile, we are ready for volume shipment of the Monarch SiP, our joint solution with Skyworks, and we have made additional progress with our go-to-market by signing two major distributors.

"Finally, the most significant testaments to our leadership in 5G/4G chips and modules are the important partnerships we’ve closed in 2019, including an $8.4 million strategic investment, as well as two non-exclusive multi-year licensing and services deals with strategic partners totaling over $40 million that will help accelerate our road map. We intend to build on this momentum and make 2020 a year of significant progress, further reinforcing our leadership by offering a complete portfolio of 5G chips and modules fully-optimized for IoT applications.”

Sequans reports fourth quarter and full year 2019 financial results

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2019	%*	Q3 2019 (1)	%*	Q4 2018	%*	Full year 2019	%*	Full year 2018	%*
Revenue	$9.2		$7.3		$6.1		$30.9		$40.3
Gross profit	4.3	47.0%	2.8	37.8%	2.6	43.3%	12.4	40.1%	15.9	39.5%
Operating loss	(5.6)	(61.0)%	(7.5)	(103.0)%	(9.3)	(153.7)%	(28.0)	(90.6)%	(31.5)	(78.3)%
Net loss	(8.5)	(93.1)%	(8.8)	(119.9)%	(9.9)	(162.9)%	(36.1)	(116.9)%	(36.2)	(90.0)%
Diluted earnings per share	($0.09)		($0.09)		($0.10)		($0.38)		($0.39)
Diluted earnings per ADS **	($0.36)		($0.37)		($0.42)		($1.52)		($1.55)
Weighted average number of diluted shares	95,189,022		95,082,574		94,599,554		95,008,518		93,767,005
Weighted average number of diluted ADS **	23,797,256		23,770,644		23,649,889		23,752,130		23,441,751
Cash flow from (used in) operations	16.3		(1.0)		(7.5)		4.9		(22.8)
Cash, cash equivalents and short-term deposit at quarter-end	14.1		6.3		12.1		14.1		12.1
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.5		0.4		0.3		1.8		1.8
- Non-cash interest on convertible debt and other financing	1.3		1.2		0.8		4.4		3.0
- Non-cash impact of convertible debt amendment	—		—		—		—		0.3
- Non-cash impact of deferred tax expense (benefit)	(0.5)		(0.3)		(0.4)				(1.2)
Non-IFRS diluted earnings per shares (excludes non-cash stock-based compensation, impact of convertible debt amendments, effective interest adjustments related to the convertible and other debt and embedded derivative, impact of revaluation of interest-free government loan) and related deferred tax benefit (expense)	($0.08)		($0.08)		($0.10)		($0.33)		($0.34)
Non-IFRS diluted earnings per ADS **	($0.30)		($0.32)		($0.39)		($1.30)		($1.38)
* Percentage of revenue
** Reflects the November 29, 2019 adjustment in the ratio of shares to ADS : each ADS represents 4 ordinary shares
(1) Updated from the Q3 2019 earnings release provided on November 6, 2019

Q1 2020 Outlook
The following statement is based on management’s current assumptions and expectations. This statement is forward-looking and actual results may differ materially. Sequans undertakes no obligation to update this statement.

Sequans expects revenue for the first quarter of 2020 to be flat to slightly up from the fourth quarter, reflecting seasonal factors, followed by sequential improvement in the remaining quarters of the year. This outlook does not include any potential impact from the coronavirus on the company’s direct supply chain, its manufacturing partners in the region, or demand from its customers with manufacturing partners located in China. Sequans is taking steps to help ensure the well-being of its employees and is actively monitoring the situation and communicating with customers and its supply chain in order to assess and mitigate the effects, but it is too early to make an accurate assessment of the potential impact.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter and full year of 2019 today, February 11, 2020 at 8:00 a.m. EST /14:00 CET. To participate in the live call, analysts and investors should dial 888-394-8218, or 323-701-0225 if outside the U.S. When prompted, provide the event title or confirmation code 9106200. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until February 18, 2020 by dialing toll free 888-203-1112or 719-457-0820 from outside the U.S., using the following access code: 9106200.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions

Sequans reports fourth quarter and full year 2019 financial results contained in this release, including any statements regarding our future results of operations and financial positions, business strategy and plans, expectations for Massive IoT and Broadband and Critical IoT sales, the expected value of a recent strategic agreement, the potential for new strategic transactions, the potential impact of the coronavirus on our manufacturing operations in China and on customer demand, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) (our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) our ability to remediate material weaknesses in our internal controls relating to the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components, (xiii) the potential impact of the coronavirus on the production of our products in China or demand for our products by customers whose supply chain is impacted, (xiv) our ability to extend the maturity of our convertible note due April 2020, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. We have not filed our Form 20-F for the year ended December 31, 2019. As a result, all financial results described in this earnings release should be considered preliminary, and are subject to change to reflect the completion of our audit and any necessary adjustments or changes in accounting estimates that are identified prior to the time we file the Form 20-F.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Sweden, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter and full year 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2019	Sept 30, 2019 (1)	Dec 31, 2018

Revenue :
Product revenue	$5,054	$6,008	$3,856
Other revenue	4,112	1,312	2,217
Total revenue	9,166	7,320	6,073
Cost of revenue
Cost of product revenue	4,507	4,159	2,943
Cost of other revenue	349	394	503
Total cost of revenue	4,856	4,553	3,446
Gross profit	4,310	2,767	2,627
Operating expenses :
Research and development	5,665	6,205	6,488
Sales and marketing	1,864	1,857	2,179
General and administrative	2,374	2,245	3,294

Total operating expenses	9,903	10,307	11,961
Operating loss	(5,593)	(7,540)	(9,334)
Financial income (expense):
Interest income (expense), net	(2,491)	(2,293)	(1,631)
Other financial expenses	—	—	(400)
Foreign exchange gain (loss)	(822)	874	332
Loss before income taxes	(8,906)	(8,959)	(11,033)
Income tax expense (benefit)	(374)	(179)	(1,139)
Loss	$(8,532)	$(8,780)	$(9,894)
Attributable to :
Shareholders of the parent	(8,532)	(8,780)	(9,894)
Minority interests	—	—	—
Basic loss per share	($0.09)	($0.09)	($0.10)
Diluted loss per share	($0.09)	($0.09)	($0.10)
Weighted average number of shares used for computing:
— Basic	95,189,022	95,082,574	94,599,554
— Diluted	95,189,022	95,082,574	94,599,554
Basic loss per ADS*	($0.36)	($0.37)	($0.42)
Diluted loss per ADS*	($0.36)	($0.37)	($0.42)
Weighted average number of ADS used for computing:
— Basic	23,797,256	23,770,644	23,649,889
— Diluted	23,797,256	23,770,644	23,649,889
(1) Updated from the Q3 2019 earnings release provided on November 6, 2019
* Reflects the November 29, 2019 adjustment in the ratio of shares to ADS : each ADS represents 4 ordinary shares

Sequans reports fourth quarter and full year 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31,
(in thousands of US$, except share and per share amounts)	2019	2018

Revenue :
Product revenue	$21,947	$28,938
Other revenue	8,917	11,312
Total revenue	30,864	40,250
Cost of revenue
Cost of product revenue	16,684	21,957
Cost of other revenue	1,799	2,405
Total cost of revenue	18,483	24,362
Gross profit	12,381	15,888
Operating expenses :
Research and development	23,800	27,909
Sales and marketing	7,968	9,411
General and administrative	8,570	10,085

Total operating expenses	40,338	47,405
Operating loss	(27,957)	(31,517)
Financial income (expense):
Interest income (expense), net	(8,974)	(5,376)
Other financial expenses	—	(400)
Convertible debt amendment	—	(265)
Foreign exchange gain (loss)	71	366
Loss before income taxes	(36,860)	(37,192)
Income tax expense (benefit)	(783)	(968)
Loss	$(36,077)	$(36,224)
Attributable to :
Shareholders of the parent	(36,077)	(36,224)
Minority interests	—	—
Basic loss per share	($0.38)	($0.39)
Diluted loss per share	($0.38)	($0.39)
Weighted average number of shares used for computing:
— Basic	95,008,518	93,767,005
— Diluted	95,008,518	93,767,005
Basic loss per ADS*	($1.52)	($1.55)
Diluted loss per ADS*	($1.52)	($1.55)
Weighted average number of ADS used for computing:
— Basic	23,752,130	23,441,751
— Diluted	23,752,130	23,441,751

* Reflects the November 29, 2019 adjustment in the ratio of shares to ADS: each ADS represents 4 ordinary shares

Sequans reports fourth quarter and full year 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2019	2018

ASSETS
Non-current assets
Property, plant and equipment	$8,821	$6,271
Intangible assets	16,733	12,409
Deposits and other receivables	401	394
Other non-current financial assets	335	337
Total non-current assets	26,290	19,411
Current assets
Inventories	6,664	8,243
Trade receivables	8,390	13,177
Contract assets	1,587	2,707
Prepaid expenses and other receivables	2,556	3,237
Recoverable value added tax	534	565
Research tax credit receivable	3,132	3,148
Cash and cash equivalents	14,098	12,086
Total current assets	36,961	43,163
Total assets	$63,251	$62,574

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 95,587,146 shares authorized, issued and outstanding at December 31, 2019 (94,732,539 shares at December 31, 2018)	$2,403	$2,384
Share premium	233,720	225,470
Other capital reserves	43,653	39,768
Accumulated deficit	(308,113)	(272,036)
Other components of equity	(605)	(605)
Total equity	(28,942)	(5,019)
Non-current liabilities
Government grant advances and loans	6,150	5,674
Venture debt	7,071	11,811
Convertible debt and accrued interest	23,342	19,723
Contract liabilities	7,983	808
Lease liabilities	3,204	—
Trade payables	1,139	—
Provisions	1,905	1,689
Deferred tax liabilities	429	691
Total non-current liabilities	51,223	40,396
Current liabilities
Trade payables	8,769	9,412
Interest-bearing receivables financing	4,068	10,295
Venture Debt	5,109	823
Convertible debt and accrued interest	7,329	—
Lease liabilities	900	—
Government grant advances and loans	1,472	688
Contract liabilities	8,782	973
Other current liabilities	4,541	4,654
Provisions	—	352
Total current liabilities	40,970	27,197
Total equity and liabilities	$63,251	$62,574

Sequans reports fourth quarter and full year 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31,
(in thousands of US$)	2019	2018
Operating activities
Loss before income taxes	$(36,860)	$(37,192)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,815	3,060
Amortization and impairment of intangible assets	4,498	3,103
Share-based payment expense	1,798	1,812
Increase (decrease) in provisions	(244)	431
Financial expense (income)	8,973	5,376
Other financial expenses	—	400
Convertible debt amendment	—	265
Foreign exchange loss (gain)	(313)	(497)
Loss on disposal of property, plant and equipment	15	13
Bad debt expense	515	1,782
Working capital adjustments
Decrease in trade receivables and other receivables	6,610	4,003
Decrease (Increase) in inventories	1,579	(867)
Decrease in research tax credit receivable	622	559
Decrease in trade payables and other liabilities	(767)	(3,899)
Increase (decrease) in contract liabilities	14,984	(252)
Increase (decrease) in government grant advances	72	(857)
Income tax paid	(369)	(78)
Net cash flow provided by (used in) operating activities	4,928	(22,838)
Investing activities
Purchase of intangible assets and property, plant and equipment	(4,870)	(5,373)
Capitalized development expenditures	(4,276)	(3,835)
Sale (purchase) of financial assets	(5)	24
Sale of short-term deposit	—	347
Interest received	51	71
Net cash flow used in investments activities	(9,100)	(8,766)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	30
Public equity offering proceeds, net of transaction costs paid	—	20,841
Proceeds from issuance of venture debt, net of transaction costs	—	13,595
Proceeds from issuing of warrants, net of transaction costs paid	8,269	—
Proceeds (Repayment of) from interest-bearing receivables financing	(6,227)	2,882
Proceeds from interest-bearing research project financing	1,126	1,574
Proceeds from convertible debt, net of transaction costs	7,967	4,388
Payment of lease liabilities	(1,299)	—
Repayment of venture debt	(801)	—
Repayment of government loans	(447)	(589)
Repayment of convertible debt and accrued expenses	—	(1,186)
Interest paid	(2,405)	(791)
Net cash flows from financing activities	6,183	40,744
Net increase (decrease) in cash and cash equivalents	2,011	9,140
Net foreign exchange difference	1	(2)
Cash and cash equivalent at January 1	12,086	2,948
Cash and cash equivalents at end of the period	$14,098	$12,086

Sequans reports fourth quarter and full year 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2019	Sept 30, 2019	Dec 31, 2018
Net IFRS loss as reported	$(8,532)	$(8,780)	$(9,894)
Add back
Stock-based compensation expense according to IFRS 2 (1)	517	362	308
Non-cash interest on convertible debt and other financing (2)	1,265	1,180	831
Non-cash impact of deferred tax income (loss)	(489)	(287)	(361)
	$(7,239)	$(7,525)	$(9,116)
IFRS basic loss per share as reported	($0.09)	($0.09)	($0.10)
IFRS basic loss per ADS as reported *	($0.36)	($0.37)	($0.42)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.00
Non-cash impact of deferred tax income (loss)	($0.01)	$0.00	$0.00
Non-IFRS basic loss per share	($0.08)	($0.08)	($0.10)
Non-IFRS basic loss per ADS *	($0.30)	($0.32)	($0.39)
IFRS diluted loss per share	($0.09)	($0.09)	($0.10)
IFRS diluted loss per ADS*	($0.36)	($0.37)	($0.42)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.00
Non-cash impact of deferred tax income (loss)	($0.01)	$0.00	$0.00
Non-IFRS diluted loss per share	($0.08)	($0.08)	($0.10)
Non-IFRS diluted loss per ADS *	($0.30)	($0.32)	($0.39)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$4	$2	$—
Research and development	136	110	147
Sales and marketing	100	54	6
General and administrative	277	196	155
(2) Related to the difference between contractual and effective interest rates
* Reflects the November 29, 2019 adjustment in the ratio of shares to ADS : each ADS represents 4 ordinary shares

Sequans reports fourth quarter and full year 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31,
	2019	2018
Net IFRS loss as reported	$(36,077)	$(36,224)
Add back
Stock-based compensation expense according to IFRS 2 (1)	1,797	1,812
Non-cash interest on convertible debt and other financing (2)	4,358	3,008
Non-cash impact of convertible debt amendment	—	265
Non-cash impact of deferred tax income (loss)	(1,018)	(1,178)
	$(30,940)	$(32,317)
IFRS basic loss per share as reported	($0.38)	($0.39)
IFRS basic loss per ADS as reported *	($1.52)	($1.55)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.02
Non-cash interest on convertible debt and other financing (2)	$0.05	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00
Non-cash impact of deferred tax income (loss)	($0.01)	$0.00
Non-IFRS basic loss per share	($0.33)	($0.34)
Non-IFRS basic loss per ADS *	($1.30)	($1.38)
IFRS diluted loss per share	($0.38)	($0.39)
IFRS diluted loss per ADS*	($1.52)	($1.55)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.02
Non-cash interest on convertible debt and other financing (2)	$0.05	$0.03
Non-cash impact of convertible debt amendment	$0.00	$0.00
Non-cash impact of deferred tax income (loss)	($0.01)	$0.00
Non-IFRS diluted loss per share	($0.33)	($0.34)
Non-IFRS basic loss per ADS *	($1.30)	($1.38)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$10	$8
Research and development	508	529
Sales and marketing	282	225
General and administrative	997	1,050
(2) Related to the difference between contractual and effective interest rates
* Reflects the November 29, 2019 adjustment in the ratio of shares to ADS : each ADS represents 4 ordinary shares